Exhibit 12.1

PDL BIOPHARMA, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Amount in thousands, except for ratios)

						For the Three Months Ended March 31, 2019

	For the Years Ended December 31,
	2014	2015	2016	2017	2018
Earnings:
Income (loss) before income taxes	$501,272	$530,138	$109,370	$184,527	$(55,922)	$9,389
Add: fixed charges	39,274	27,123	18,330	20,507	12,578	3,057
Earnings	$540,546	$557,261	$127,700	$205,034	$(43,344)	$12,446
Fixed Charges:
Interest expense[1]	$39,211	$27,059	$18,267	$20,221	$12,157	$2,955
Estimated interest portion of rent expense[2]	63	64	63	286	421	102
Fixed charges	$39,274	$27,123	$18,330	$20,507	$12,578	$3,057
Ratio of earnings to fixed charges	13.76	20.55	6.97	10.00	(3.45)	4.07
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1 Interest expense includes amortization of debt discount and expenses.
2 Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest and amortization of discount related to indebtedness.